GRUPO CASA SABA

Grupo Casa Saba Files Form 20-F

Mexico City, Mexico, July 6, 2011. – On June 30, 2011 Grupo Casa Saba, S.A.B. de C.V. (NYSE: SAB) (“Saba”, “GCS” or the “Company”), one of the leading Mexican distributors and Latin American retailers of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications filed its annual report on Form 20-F for the fiscal year ended December 31, 2010 with the U.S. Securities and Exchange Commission (the “SEC”).  The Company also filed an amendment to Form 20-F with the SEC on July 5, 2011.

The report is available on the investor relations section of the Company’s website: www.casasaba.com.  In addition, shareholders can request a hard copy of the report, which includes the Company’s audited financial statements, free of charge, by contacting the individuals listed below.

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. is one of the leading Mexican distributors and Latin American retailers of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications.  In 2010, the Company had net sales of $34,244 million pesos.  The Company is listed on both the Bolsa Mexicana de Valores (Mexican Stock Exchange: SAB*) and the New York Stock Exchange (NYSE: SAB).

Contacts:
GRUPO CASA SABA                                   IR Communications:
Sandra Yatsko, IR                                          Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
syatsko@casasaba.com                               jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com